Exhibit 99.1

SAP Proposes Dividend of €2.05 per Share

•	Annual General Meeting of Shareholders to Be Held as Physical Event
•	SAP Supervisory Board Proposes Changes to Executive Compensation System

WALLDORF, Germany — February 22, 2023 — The Supervisory Board and Executive Board of SAP SE (NYSE: SAP) have decided to recommend that shareholders approve a dividend of €2.05 per share for fiscal year 2022. This is an increase of €0.10, or 5% compared to the regular dividend paid for fiscal year 2021. The dividend for 2021 consisted of a regular dividend of €1.95 and a special dividend of €0.50 in celebration of SAP SE’s 50th anniversary for a total dividend of €2.45. If approved by shareholders and assuming the same level of treasury shares, the total amount distributed in dividends would be approximately €2.4 billion (2021: €2.865 billion including the special dividend), representing a pay-out ratio of 140% (2021: 53% total dividend, 43% excluding the special dividend).

SAP believes that its shareholders should benefit appropriately from the profit the Company made in 2022. The Company’s dividend policy is to pay a dividend totaling 40% or more of profit after tax.

2023 Annual General Meeting to be Held as Physical Event

The Executive Board, with the approval of the Supervisory Board, has decided to hold the 2023 Annual General Meeting of Shareholders as a physical event in the SAP Arena in Mannheim, Germany on May 11, 2023. The whole event will be webcast on the Company’s website and online voting options will be available. Further details will be published at https://www.sap.com/agm in late March.

SAP Supervisory Board Proposes Changes to the Executive Compensation System

The SAP Supervisory Board has proposed changes to the executive compensation system, addressing investor feedback. Points addressed in the proposal include: increased alignment of pay for performance, expanded non-financial indicators in both the short-term incentive and long-term incentive, lowered caps, and increased share ownership guidelines. Shareholders’ approval will be sought for the new system at the Annual General Meeting of Shareholders. Further details will be published at https://www.sap.com/agm in late March.

Note to holders of SAP ADRs (American Depositary Receipts):

One SAP ADR represents one SAP SE share. The final dividend amount per ADR is dependent upon the euro/US dollar exchange rate. Since SAP SE pays cash dividends on the ordinary shares in euro, the exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs. The final dividend payment by SAP SE to the depositary bank is scheduled for May 16, 2023. The depositary bank will then convert the dividend payment from euro into US dollars as promptly as practicable.

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About SAP

SAP’s strategy is to help every business run as an intelligent, sustainable enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: SAP customers generate 87% of total global commerce. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

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This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2021 Annual Report on Form 20-F.

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